CN RESOURCES INC.
255 Duncan Mill Road
Suite 203
Toronto, Ontario M3B 3H9
Tel:  416-510-2991

December 2, 2010

RE: SEC File No. 333-167804

Mr. H. Roger Schwall:

I wanted to personally address a number of the comments in your letter dated November 23, 2010.

2.  I saw an offering of securities by a company called Homeland Precious Metals.  Mr. Lysiak was listed as the attorney on the registration statement.  I told Mr. Lysiak that Mr. Wang and I wanted to try to explore for gold in Nevada.  We wanted to do the same thing that Homeland did, only we wanted to raise the money for the project first.  While Mr. Wang and I have no formal training in mining, I am a Chartered Accountant in Ontario and do have experience with mining companies through my accounting and business practice as well as self education.  The information for the registration statement came from the registration statement used by Homeland Precious Metals.  We wanted to do the same thing.  I have not been to Nevada to review the site.  I only know a lot of claims are staked and the area seems to be popular.   Mr. Wang and I founded CN Resources.  There are no other people involved with it.  Mr. Wang and I are from China.  Mr. Wang and I have contacts in China who are interested in investing in any projects either of us becomes involved.  We will sell our stock in China.  The people that will invest want liquidate at a later date.  That is why we are registering the shares.

3.  I understand your concern.  Neither Mr. Wang nor I agreed to purchase CN Resources shares or serve as officers or directors of CN Resources due to a plan, agreement, or understanding that we would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.   Again, the potential investors want some liquidity for their investment.  Because of that desire for possible liquidity, they are willing to invest if the shares are registered. We intend to take the necessary time and steadily build up a mining company.

4.  Both Mr. Wang and I are entrepreneurs.    This mining adventure is something we want to try our best and hope to make it works out.    I and all of the potential investors understand the risks; given the nature of the exploration businesses with a high rate of failure in terms of eventually find an economically viable deposit.  On the other hand, if we do find a deposit, we have something of substantial value for a small investment. There are a number of successful Companies with a very humble start, such as Canadian Natural Resources Limited (initial capitalization $1mm dollars in 1994, today its capitalization is $43 billion),

5.  The only people involved in the preparation of the prospectus are me, Mr. Wang and Mr. Lysiak with Malone & Bailey doing the audit.  Both Mr. Wang and I are from the same region in China. No other people introduce us or introduced us to CN Resources. We founded CN Resources.  We know Mr. Lysiak has filed a great number of registration statements for mining companies.  That is why we hired him.  We understand from Mr. Lysiak that a great number of the mining companies that he filed registration statements for may have materially altered their business plan or business; named new control people; ceased mining activities; became delinquent filers; or, reported proven or probable reserves.  While Mr. Lysiak may have represented and still may represent such companies, neither Mr. Wang nor I ever have been involved in any such activities.  This is our first attempt at build a mining company organically.  It may or may not be our last.  I was involved with a startup company in 2005, called Dragon Capital Corporation, and later the Company  merged with a mining company, Arehada Mining Limited, domiciled in China, and as a consequence the control was acquired by the principals of Arehada Mining limited. Arehada Mining Limited became a Toronto Stock Exchange listed public company.

6.  Our plan is that Mr. Wang will be participating in the sale of the securities.  My security dealership is not an SEC registered broker-dealer and again all sales will be made outside the U.S.  Mr. Wang will not be compensated in any manner for the sale of securities. The majority of the offer will be done through Mr. Wang and none of us are compensated for the raising of fund.

7.  If we complete the offering, we intend to hire a geologist/engineer in the Las Vegas area to handle the staking of the claim, the acquisition of permits, and supervising the sampling on the claim.

8.  With respect to the figures, Mr. Wang and I reviewed Homeland Precious Metals’ figures and revised the same based on our proposed plan of operations.  They are estimates.  They can only be estimates because we have not selected a property and hence cannot hire a professional to give an educated budget.    Mr. Wang and I believe we have enough knowledge to make the estimations.

9. The offering expenses are estimated at $30,000 ($25,000 legal fee and $5,000 audit fee). I have already loaned to the Company $15,370 which is mostly paid for the legal fee and the audit fee. The expenses paid from the proceeds is capped at $30,000.  In the event that expenses are more than $30,000, I will take the hit and won’t get any reimbursement. I thought this is a good way to motivate me to control the costs of the offering.

10.  I am the principal and managing director of CRR Capital Markets, Inc. an exempted market dealer in Ontario. I am responsible for managing the firm’s operation, compliance and strategic directions and etc. However, CRR Capital Markets Inc. can only deal with exempted securities in Ontario, in essence, can only deal with accredited investors in Ontario, and CRR has not been very active.

OLIVER XING
Oliver Xing